The Westaim Corporation
Management’s Discussion and Analysis
Six months ended June 30, 2005

This interim Management’s Discussion and Analysis prepared as at July 28, 2005 should be read in conjunction with Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2004. Additional information relating to the Company can be found at www.westaim.com and www.sedar.com.

Consolidated Results – Three months ended June 30, 2005

For the three months ended June 30, 2005, the Company reported a net loss of $10.2 million compared to a net loss of $13.1 million for the three months ended June 30, 2004. Income from discontinued operations for the three months ended June 30, 2005 was $0.8 million compared to a net loss from discontinued operations of $0.4 million for the same period in 2004. Revenues from continuing operations for the three months ended June 30, 2005 were $5.7 million compared to $4.8 million for the same period in 2004.

Second quarter 2005 operating costs were $14.4 million compared to the $15.5 million incurred in the same period in 2004 reflecting reduced research and development spending in 2005.

Corporate costs for the three months ended June 30, 2005 were $2.5 million compared to $2.8 million in the comparable period in 2004. This decrease primarily reflects lower stock based compensation costs incurred in the second quarter of 2005.

Interest and foreign exchange income was $0.3 million for the three months ended June 30, 2005 compared to income of $0.8 million in the same period in 2004. The reduction reflects foreign exchange losses reported in 2005 compared to gains reported in 2004. The 2005 losses are primarily related to yen denominated long-term debt.

A comparison of operating costs from continuing operations in the first three months of 2005 compared to the same period in 2004 is as follows:

	Three months ended June 30
		% of		% of
	2005	Revenue	2004	Revenue
	($ millions)
Manufacturing	$2.6	46%	$2.0	42%
Selling, general and administrative	1.2	22%	1.6	33%
Research and development	8.9	155%	10.4	217%
Depreciation and amortization	1.7	29%	1.5	32%

	$14.4	252%	$15.5	324%

Operations

Continuing operations reflect the results of the Company’s subsidiaries, iFire Technology Corp. and Nucryst Pharmaceuticals Corp.

iFire Technology Corp. – iFire, based in Toronto, Ontario, has developed a proprietary full-colour solid-state display technology with its primary target being the fast-growing large-screen TV market. This business unit continues to achieve strategic milestones toward proving the commercial viability of its technology as measured in scalability, colour, luminescence, lifetime and electronics, and is currently preparing for 34-inch display pilot production expected to commence in late 2005.

iFire’s operating loss for the three months ended June 30, 2005 was $7.9 million compared to a loss of $7.2 million for the same period in 2004. Sanyo Electric Company Ltd. (“Sanyo”) provides funding to iFire for certain research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $0.3 million for the three months ended June 30, 2005 and 2004.

Research and development expenditures for the remainder of the year are expected to continue at levels comparable to the second quarter.

iFire is currently completing a $46.0 million pilot production facility at its Toronto location. This project is being partially funded through a Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”). Yen 918,901,467 (CAD $10.2 million net of foreign exchange adjustments) has been drawn as at June 30, 2005.

Construction in progress relating to this facility totaled $36.0 million as at June 30, 2005. Capital expenditures at iFire are expected to be approximately $10.4 million for the remainder of 2005.

Nucryst Pharmaceuticals Corp. – Nucryst researches, develops and commercializes wound care products and pharmaceutical products based on its noble metal nanocrystalline technology. Nucryst’s operating loss for the second quarter of 2005 was $0.6 million compared to a loss of $3.4 million in the second quarter of 2004. Total revenues were $5.7 million in the second quarter of 2005 compared to $4.8 million for the second quarter of 2004. Product related revenue in the second quarter of 2005 increased 20% to $5.5 million compared to $4.6 million in the same period in 2004 reflecting continuing growth in sales of Acticoat™ dressings. No milestone revenue was recorded in the second quarter of 2005 or 2004. Sales revenue reflects licensing royalties and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew plc. Sales of Acticoat™ dressings to the end market increased by approximately 30% compared to the second quarter of 2004.

The financial results of Nucryst for the three months and six months ended June 30, 2005 compared to the same period in 2004 are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004
	($ millions)
Wound care product related revenue	$5.7	$4.8	$10.7	$8.6
Milestone revenue	–-	–-	–-	6.6

Total wound care revenue	$5.7	$4.8	$10.7	$15.2

Wound care contribution	$2.4	$2.1	$4.2	$9.8
Pharmaceutical development costs (including general and administrative expenses)	(3.0)	(5.5)	(5.4)	(8.8)

Nucryst (loss) income	$(0.6)	$(3.4)	$(1.2)	$1.0

In 2003, Nucryst filed an Investigational New Drug (“IND”) application with the U.S Food and Drug Administration (“FDA”) for its first dermatology drug, NPI 32101, a topical form of Nucryst’s proprietary silver Rx nanocrystals and completed Phase 1 clinical studies. In September 2004, Nucryst announced encouraging results of the Phase 2a clinical study of NPI 32101 in a cream formulation in patients with mild to moderate atopic dermatitis. The results were a validation of Nucryst’s proprietary technology as a pharmaceutical agent and demonstrated that NPI 32101 has the potential to be a well-tolerated and effective product for the treatment of atopic dermatitis.

Findings in this study provided Nucryst with important guidance to optimize the product, protocol and study design for future clinical trials. Using information obtained from these results, Nucryst is completing additional clinical studies in order to prepare for the next Phase 2 clinical trial and the larger Phase 3 clinical trials of NPI 32101. Phase 3 trials, which involve hundreds of patients in numerous clinical centres, normally take a year or more to complete. If favorable results are achieved, Nucryst anticipates submitting a New Drug Application to the FDA in the 2009 timeframe.

The Westaim Corporation
Management’s Discussion and Analysis
Six months ended June 30, 2005

Operations (continued)

Nucryst’s pharmaceutical expenses decreased by $2.5 million in the second quarter of 2005 compared to the same period in 2004 reflecting the costs of the Phase 2a trial incurred in 2004.

The success of Acticoat™ has resulted in the need to further increase production capacity at Nucryst’s Fort Saskatchewan facility. In June 2005, Nucryst completed construction of an additional production line which, when fully operational, will increase capacity by approximately 65%. The total cost of this capital project was approximately $7.1 million. The Company anticipates that additional expansion may be required in 2006 to meet projected sales growth.

The outlook for Nucryst is for continued growth in licensing and manufacturing revenues as markets for Acticoat™ wound care products are expanded and new products are introduced in the United States, Europe and other markets by Smith & Nephew. Increases in these revenues in 2005 are expected to be offset by lower milestone revenue. Two milestone payments were received in 2004, while one is expected to be earned in the second half of 2005. Research and development expenditures will increase in the second half of 2005 as Nucryst expands clinical and preclinical research into the pharmaceutical attributes of its nanocrystalline noble metal technology. As a result, Nucryst is expected to have net operating losses in 2005.

Discontinued Operations

In the second quarter of 2005, the Company sold the remaining operations and net assets relating to Ambeon for $0.9 million. The gain on the sale of this transaction, amounting to $0.7 million, has been included in discontinued operations.

In February 2005, the land and building associated with the Company’s former Ethylene Coatings Business was sold. The closing date of this transaction is December 15, 2005 and the purchaser is leasing the facility during the interim period. The gain on the sale of this asset will be recorded in the fourth quarter of 2005.

In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2.2 million. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million recorded in discontinued operations in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.

On January 29, 2004, the Company sold its Ambeon division for net proceeds of $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and to focus resources on the Company’s two high-potential technologies, iFire and Nucryst.

A gain from the sale of Ambeon of $5.4 million was reported in the first quarter of 2004. In addition, discontinued operations costs of $1.6 million relating to the sale of Ambeon were reported in the first half of 2004. No material costs are expected to be incurred in 2005. These transactions totaling $3.8 million have been included in net income from discontinued operations in the Company’s consolidated statements of operations.

Contractual Commitments

The Company’s contractual commitments as at June 30, 2005 are as follows:

	Payments due by Period
		Less than	1 – 3	3 – 5	More than
	Total	1 Year	Years	Years	5 Years
	($ millions)
Operating lease obligations	$2.9	$0.5	$1.3	$1.1	$–
Supplier purchase obligations	8.6	8.6	–	–	–

	$11.5	$9.1	$1.3	$1.1	$–

Consolidated Results – Six months ended June 30, 2005

For the six months ended June 30, 2005, the Company reported a net loss of $7.7 million compared to a net loss of $12.1 million for the same period in 2004. The Company reported income from discontinued operations net of income taxes of $12.2 million for the six months ended June 30, 2005 compared to net income from discontinued operations of $3.8 million for the comparable period in 2004. Revenues from continuing operations for the six months ending June 30, 2005 were $10.7 million compared to $15.2 million for the six months ended June 30, 2004.

The decrease in revenue reflects a Nucryst US$5.0 million (CDN$6.6 million) milestone payment from Smith & Nephew that was reported in the first quarter of 2004. No milestone payments have been earned in the first six months of 2005. Nucryst wound care product related revenues have increased 24% from $8.6 million to $10.7 million for the first six months of 2005 compared to the same period in 2004.

The increase in manufacturing costs to $4.9 million for the six months ended June 30, 2005 compared to $4.0 million in 2004 reflects the growth in sales to Smith & Nephew of Nucryst manufactured wound care products. For the six months ended June 30, 2005, research and development costs decreased to $17.5 million from $18.9 million in the same period of 2004, primarily related to the higher costs of clinical trials incurred in 2004.

Corporate expenses of $4.2 million for the six months ending June 30, 2005 were comparable to the $4.1 million incurred in the same period in 2004.

Interest and foreign exchange income was $1.1 million for the six months ended June 30, 2005 compared to $1.4 million for the six months ended June 30, 2004. Higher interest income, reflecting higher average cash balances in 2005, was more than offset by foreign exchange losses incurred in 2005. Income from discontinued operations of $12.2 million in the first six months of 2005 included the total gain of $11.5 million related to the reorganization and sale of two inactive subsidiaries and the $0.7 million gain on the sale of the remaining Ambeon business discussed above under Discontinued Operations. The income from discontinued operations of $3.8 million for the six months ended June 30, 2004 included the $5.4 million gain on the sale of Ambeon reported in the first quarter of 2004 offset by $1.6 million in discontinued operations costs.

Liquidity and Capital Resources

At June 30, 2005, the Company had cash and short-term investments of $84.7 million, compared to $101.1 million as at December 31, 2004 and $103.2 million at March 31, 2005. The decrease of $18.5 million in the three months ended June 30, 2005 reflects cash used in operations of $11.4 million and capital spending of $15.6 million related to the iFire and Nucryst capital projects discussed above. This was partially offset by proceeds on the sale of discontinued operations of $2.7 million which included the receipt of a $1.8 million receivable related to the 2004 sale of the Ambeon division and proceeds of $0.8 million on the sale of the remaining Ambeon operations in this quarter. iFire also drew down an additional $6.0 million on the DNP loan facility provided to finance equipment related to iFire’s pilot manufacturing facility.

The Westaim Corporation
Management’s Discussion and Analysis
Six months ended June 30, 2005

Liquidity and Capital Resources (continued)

The decrease of $16.4 million from December 31, 2004 is primarily due to cash used in operating activities of $20.0 million and capital expenditures of $23.3 million partially offset by proceeds on the sale of discontinued operations of $15.2 million and debt financing of $12.0 million.

At December 31, 2003, the Company had cash and short-term investments of $68.1 million which increased by $15.2 million to $83.3 million at June 30, 2004. In 2004, the Company benefited from $30.6 in proceeds from the sale of the Ambeon division in the first quarter of 2004. Capital spending in 2005 is significantly higher than 2004 reflecting the construction of the iFire pilot manufacturing plant and the Nucryst production facility expansion.

Westaim’s total capital expenditures and capital commitments, primarily related to the construction of a pilot manufacturing facility, are expected to be in the order of $40.0 million in 2005, of which, $23.3 million was spent in the first six months of the year. The Company is benefiting from financing of approximately $11.0 million being provided by DNP for equipment related to the pilot manufacturing facility. Capital expenditures in 2006 could increase to $200 million if iFire constructs a large scale production facility.

Share Capital

As at July 28, 2005, the Company had 92,828,054 common shares outstanding and 5,009,600 options outstanding, exercisable for common shares.

Quarterly Financial Information

	Q2	Q1	Q4	Q3
	2005	2005	2004	2004
	(000, except per share data)
Revenue from continuing
operations	$5,708	$4,977	$6,042	$10,501
Loss from continuing operations	$(11,003)	$(8,858)	$(10,403)	$(2,468)
Loss per common share from
continuing operations – basic
and diluted	$(0.12)	$(0.10)	$(0.11)	$(0.02)
Net (loss) income	$(10,218)	$2,532	$(10,600)	$(2,514)
Net (loss) income per common
share – basic and diluted	$(0.11)	$0.03	$(0.11)	$(0.03)

	Q2	Q1	Q4	Q3
	2004	2004	2003	2003
Revenue from continuing
operations	$4,799	$10,419	$3,457	$3,344
Loss from continuing operations	$(12,662)	$(3,201)	$(17,023)	$(8,155)
Loss per common share from
continuing operations – basic
and diluted	$(0.16)	$(0.04)	$(0.21)	$(0.10)
Net (loss) income	$(13,071)	$1,008	$(17,914)	$(8,035)
Net (loss) income per common
share – basic and diluted	$(0.17)	$0.01	$(0.23)	$(0.10)

Critical Accounting Policies

The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. No new policies were implemented in the first six months of 2005. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.

Forward-looking Statements

Certain portions of this Management’s Discussion and Analysis, as well as other public statements by Westaim, contain forward-looking statements including but not limited to forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “may”, “could”, “will”, “outlook”, “believes”, “anticipates”, “estimated”, “expect”, “expected”, “potential”, “plans”, “continued” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning expectations relating to iFire display production; research and development expenditure levels; capital expenditures; the effectiveness of NPI 32101 as a pharmaceutical agent and the potential of that product; plans for additional clinical trials of NPI 32101; statements regarding anticipated new drug applications; the expected completion of the Nucryst facility in Fort Saskatchewan and increased production capacity from that facility; anticipated facility expansion; projected Nucryst sales growth; the expansion of markets for Nucryst products; expected increases in Nucryst revenues; expectations relating to Nucryst milestone revenues; expansion of Nucryst’s clinical and pre-clinical research; expectations regarding net operating losses in 2005; expected capital expenditures and capital commitments; the advance of loan proceeds from DNP; expectations relating to the Company’s proceeds from asset dispositions; estimates relating to future income tax expenses; estimates and assumptions regarding the Company’s interest in an inactive subsidiary; assumptions and estimations related to valuation of the grant of options to purchase common shares of the Company and to the effect of the exercise of stock options on the Company’s income; the effect of counterparty payments in relation to indemnification agreements upon the Company’s financial position or operating results; expectations related to indemnification of Officers and Directors or potential coverage pursuant to Director and Officer insurance; estimated costs relating to third party indemnifications; expectations regarding the outcome of legal proceedings or the effect of such proceedings on the Company’s financial position or operating results; and estimates for determining the valuation of the Company’s assets and liabilities.These statements are based on current expectations that are subject to risks, uncertainties and assumptions and the Company can give no assurance that these expectations are correct. The Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including: (i) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (ii) cost estimates based upon assumptions which may prove to be unrealistic; (iii) delays or problems in receiving regulatory approvals for Nucryst ‘s products, including from the FDA; (iv) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (v) unexpected obstacles or complexities associated with developing iFire or Nucryst technology, manufacturing processes and new applications; (vi) unforeseen complexities and delays associated with completing the iFire and Nucryst facility expansions, and with achieving timing targets for pilot manufacturing and the production of product quality displays and panels and the commercial introduction and sale of iFire products; (vii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (viii) general economi c, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (ix) the activities of our competitors and technological developments that diminish the attractiveness of our products; and (x) other risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Consolidated Statements of Operations and Consolidated Statements of Deficit
(unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
		(Restated -		(Restated -
		note 2)		note 2)
	(thousands of dollars except per share data)
Revenue	$5,708	$4,799	$10,685	$15,218
Costs
Manufacturing	2,643	2,011	4,926	3,958
Selling, general and administrative	1,224	1,574	1,777	2,529
Research and development	8,847	10,441	17,455	18,923
Depreciation and amortization	1,660	1,521	3,190	2,936

Divisional loss	(8,666)	(10,748)	(16,663)	(13,128)
Corporate costs	(2,511)	(2,768)	(4,201)	(4,081)
Interest income and foreign exchange	257	847	1,148	1,373
Gain on disposal of assets	—	47	—	47

Loss from continuing operations before income taxes	(10,920)	(12,622)	(19,716)	(15,789)
Income tax expense Current	(83)	(40)	(145)	(74)

Loss from continuing operations	(11,003)	(12,662)	(19,861)	(15,863)
Income (loss) from discontinued operations net of income taxes (note 2)	785	(409)	12,175	3,800

Net loss for the period	$(10,218)	$(13,071)	$(7,686)	$(12,063)

Loss per common share (note 6)
Continuing operations — basic and diluted	$(0.12)	$(0.16)	$(0.21)	$(0.20)

Net loss — basic and diluted	(0.11)	(0.17)	(0.08)	(0.15)

Weighted average number of outstanding common shares (thousands)	92,828	78,102	92,828	78,098

Deficit at beginning of period	$(274,029)	$(250,376)	$(276,561)	$(251,384)
Net loss	(10,218)	(13,071)	(7,686)	(12,063)

Deficit at end of period	$(284,247)	$(263,447)	$(284,247)	$(263,447)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
	2005	2004
	(thousands of dollars)
ASSETS
Current
Cash and cash equivalents	$50,587	$89,139
Short-term investments	34,067	12,000
Accounts receivable (note 2)	7,227	6,712
Inventories	5,136	3,605
Capital assets available for sale (note 2)	5,500	—
Other	1,056	538

	103,573	111,994
Other receivable (note 2)	—	1,800
Capital assets	67,635	46,776
Capital assets available for sale (note 2)	—	5,500
Intangible assets	5,379	5,693
Investments	500	500

	$177,087	$172,263

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$13,704	$12,963
Current portion of long-term debt (note 3)	10,218	—

	23,922	12,963
Long-term debt (note 3)	6,000	4,795
Provision for site restoration	6,627	6,708

	36,549	24,466

Shareholders’ equity
Capital stock (note 4)	421,233	421,233
Contributed surplus (note 5)	3,552	3,125
Deficit	(284,247)	(276,561)

	140,538	147,797

	$177,087	$172,263

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
		(Restated -		(Restated -
		note 2)		note 2)
	(thousands of dollars)
Operating Activities
Loss from continuing operations	$(11,003)	$(12,662)	$(19,861)	$(15,863)
Items not affecting cash Depreciation and amortization	1,660	1,521	3,190	2,936
Foreign exchange and interest on long-term debt	(426)	—	(584)	—
Gain on disposal of assets	—	(47)	—	(47)
Stock based compensation expense	207	293	427	328

Cash used in continuing operations before non-cash
working capital changes	(9,562)	(10,895)	(16,828)	(12,646)
Changes in continuing operations non-cash working capital
Accounts receivable	(2,459)	7,695	(1,569)	1,224
Inventories	(593)	(525)	(1,704)	(519)
Other	(444)	(581)	(518)	(655)
Accounts payable and accrued liabilities	2,072	1,552	953	1,352
Site restoration expenditures net of recoveries	(89)	(123)	(81)	(978)

Cash used in continuing operations	(11,075)	(2,877)	(19,747)	(12,222)
Cash used in discontinued operations	(367)	(478)	(202)	(1,566)

Total cash used in operating activities	(11,442)	(3,355)	(19,949)	(13,788)

Investing activities
Capital expenditures	(15,560)	(725)	(23,326)	(1,366)
Redemption and sale of short-term investments	42,635	21,621	55,330	26,933
Purchase of short-term investments	(35,557)	(28,754)	(77,397)	(57,179)
Intangible assets	(242)	(138)	(409)	(356)
Proceeds on sale of assets	—	59	—	59
Proceeds on sale of discontinued operations (note 2)	2,673	—	15,192	30,559

Cash used in investing activities	(6,051)	(7,937)	(30,610)	(1,350)

Financing activities
Proceeds from long-term debt (note 3)	6,007	—	6,007	—
Issuance of common shares (note 4)	—	1	—	78
Issuance of convertible debentures (note 3)	—	—	6,000	—

Cash provided from financing activities	6,007	1	12,007	78

Net decrease in cash and cash equivalents	(11,486)	(11,291)	(38,552)	(15,060)
Cash and cash equivalents at beginning of period	62,073	40,925	89,139	44,694

Cash and cash equivalents at end of period	$50,587	$29,634	$50,587	$29,634

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the six months ended June 30, 2005 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.

Note 1 — Significant Accounting Principles

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, following the same accounting policies and methods of computation as the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited financial statements. All amounts are expressed in thousands of dollars except the per share data.

Note 2 — Discontinued Operations

In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investments to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2,189. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The inactive subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2,189 in the first quarter of 2005.

In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11,519 and recorded a gain on sale of $9,330 in the first quarter of 2005. No income tax provision was recorded in relation to the dilution gain or the gain on sale of investment as these gains were more than offset by the reduction in unrecognized tax loss carry-forwards. As a result of this divestiture, the Company’s non-capital losses, capital losses and research and development tax credits were reduced by approximately $49,500, $7,700 and $600 respectively.

In the first quarter of 2005, the Company completed an agreement to sell the land and building included in long-term assets available for sale. The closing date for the sale is December 15, 2005 and the Company has received a non-refundable deposit of $500 which is included in accounts payable and accrued liabilities. The land and building have been leased to the future owner for the period April 1, 2005 to December 15, 2005. The proceeds from the sale will exceed the carrying value and the gain on sale will be recorded in the fourth quarter of 2005. As a result of this transaction, these assets have been reclassified as current assets.

In January 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 was held in escrow in respect of general representations and warranties relating to the sale transaction. Of this amount held in escrow, $1,000 was received in the first quarter of 2005 and the remaining escrow balance of $1,800 was received in May 2005. These amounts are included as proceeds on sale of discontinued operations in the cash flow statement. The net gain on the sale of Ambeon of $5,436 was net of future income tax expense of $1,032.

In May of 2005, the Company sold the remaining assets and operations related to Ambeon for net proceeds of $873. The gain on the sale of this business, amounting to $739 has been included in discontinued operations for the three months ended June 30, 2005. The results from operations of this business have been reclassified to discontinued operations.

Results from discontinued operations:

	Three months ended		Six months ended
	June 30		June 30
Income (expense)	2005	2004	2005	2004
Dilution gain	$—	$—	$2,189	$—
Gain on sale of inactive subsidiaries	—	—	9,330	—
Gain on sale of Ambeon	739	—	739	5,436
Net income (costs) related to discontinued operations	46	(409)	(83)	(1,636)

Net income (loss) from discontinued operations	$785	$(409)	$12,175	$3,800

Note 2 — Discontinued Operations (continued)

Net income per common share from discontinued operations was $0.01 for the three months ended June 30, 2005 (2004 — ($0.01)); and $0.13 (2004 — $0.05) for the six months ended June 30, 2005.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	June 30, 2005	December 31, 2004
Accounts receivable	$—	$54
Inventories	—	173
Accounts payable and accrued liabilities	(1,007)	(1,219)
Capital assets available for sale	5,500	5,500

Note 3 — Long-Term Debt

In January 2004, iFire Technology Corp. (“iFire”) entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP is partially financing certain new equipment being used to upgrade iFire’s Toronto facility. The loan is being drawn down during 2004 and 2005, carries an interest rate of 1.70% per annum and is repayable in full in Japanese Yen on June 30, 2006. The loan is secured by the assets financed under the agreement. As at June 30, 2005, the outstanding loan balance amounted to Yen 918,901,467 (CAD $10,152). The liability reported at June 30, 2005 includes accrued interest expense of $66 which is payable at the end of the loan term. Interest expense for the three month period ended June 30, 2005 amounted to $37 (2004 — $Nil) and $56 for the six months ended June 30, 2005 (2004 — $Nil). The Company has entered into forward transactions to purchase 918,901,467 Japanese Yen to hedge this future obligation. Unrealized losses on these hedges amounting to $625 (2004 — $Nil) for the three months ended June 30, 2005 and $743 (2004 — $Nil) for the six months ended June 30, 2005 have been included in interest income and foreign exchange in the statement of operations.

In February 2005, a wholly owned inactive subsidiary of the Company issued $6,000 of convertible debentures to private investors. These debentures mature in February 2007, bear interest at 5% per annum, have no recourse to the Company and are convertible into a maximum of 12,000,000 non-voting common shares of the inactive subsidiary. If converted, the Company’s economic interest in the inactive subsidiary would be reduced to approximately 22% and the Company’s consolidated non-capital losses and research and development tax credits would be reduced by approximately $91,000 and $18,000 respectively. These convertible debentures are financial instruments which have both debt and equity components. The value assignable to the conversion option at the date of issue was deemed to be immaterial. Interest expense on these debentures for the three months ended June 30, 2005 amounted to $54 which is accrued in accounts payable and accrued liabilities at June 30, 2005.

Note 4 — Capital Stock

Changes in the Company’s common shares outstanding for the three months and six months ended June 30, 2005 are as follows:

	Three months ended				Six months ended
	June 30				June 30
	2005	2004	2005	2004	2005	2004	2005	2004
Common shares (000)	Number		Stated Capital		Number		Stated Capital
Balance at beginning of period	92,828	78,102	$421,233	$373,323	92,828	78,073	$421,233	$373,230
Employee share purchase plan	—	1	—	1	—	10	—	27
Stock options exercised	—	—	—	—	—	20	—	67

Balance at end of period	92,828	78,103	$421,233	$373,324	92,828	78,103	$421,233	$373,324

Note 5 — Stock-based Compensation Plans

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. For the three months and six months ended June 30, 2005, corporate costs,

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the six months ended June 30, 2005 (unaudited)
(thousands of dollars)

Note 5 — Stock-based Compensation Plans (continued)

research and development costs, and selling, general and administrative expenses include compensation expense relating to stock options totaling $207 (2004 — $293) and $427 (2004 — $328) respectively.

Employee and Director Stock Options

Changes in the Company’s stock option plans for the three and six months ended June 30, 2005 are as follows:

	Three months ended		Six months ended
	June 30		June 30
Common share stock options (000)	2005	2004	2005	2004
Outstanding at beginning of period	5,010	4,417	4,660	5,833
Granted	—	—	350	255
Exercised	—	—	—	(20)
Forfeited	—	—	—	(1,651)

Outstanding at end of period	5,010	4,417	5,010	4,417

In the first quarter of 2005, the Company issued 350,000 options (2004 — 255,000) for common shares of the Company at a weighted average exercise price of $3.62 (2004 — $3.91). No options were exercised in the first six months of 2005. In the first quarter of 2004, 20,000 options were exercised at an average price of $2.59 and $16 relating to the fair value of options exercised in the period was reclassified from contributed surplus to share capital.

The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.33% (2004 — 4.80%), an average life of 7.0 years and a volatility of 57.72% (2004 — 58.47%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

The Company maintains a Deferred Share Unit Plan (“DSUs”) for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the non-executive Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at June 30, 2005, a liability of $1,454 (December 31, 2004 — $954) has been accrued with respect to issued DSUs. The Company also maintains a Restricted Share Unit Plan for the executive officers of the Company. These units vest over three years and are payable when fully vested at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period and amounted to $378 at June 30, 2005 (December 31, 2004 — $139).

Note 6 — Earnings per Share

The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Three months ended		Six months ended
	June 30		June 30
(thousands of shares)	2005	2004	2005	2004
Weighted average number of common shares outstanding — basic earnings per share	92,828	78,102	92,828	78,098
Effect of dilutive securities	627	240	627	245

Weighted average number of common shares outstanding — diluted earnings per share	93,455	78,342	93,455	78,343

Note 7 — Guarantees

All letters of credit previously outstanding were cancelled as at June 30, 2005.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company’s financial position or operating results. The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company has Director and Officer insurance coverage that reduces its exposure and enables the Company to recover a portion of any future amounts paid.

In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration.

Note 8 — Segmented Information — Continuing Operations

	Three months ended		Six months ended
	June 30		June 30
	2005	2004	2005	2004
Revenue
Nucryst Pharmaceuticals	$5,708	$4,799	$10,685	$15,218

Divisional (Loss) Income
Nucryst Pharmaceuticals	$(552)	$(3,359)	$(1,239)	$965
iFire Technology	(7,921)	(7,154)	(15,400)	(13,637)
Other	(193)	(235)	(24)	(456)

	$(8,666)	$(10,748)	$(16,663)	$(13,128)

Note 9 — Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.